FIRST MAJESTIC SILVER CORP.
Suite 1800 - 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	February 24, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Announces High-Grade Drill Results from its 2019 Exploration Program at the Ermitaño project within the Santa Elena land package

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the results from its 2019 exploration program at the Ermitaño project located approximately four kilometres away from the Company’s producing Santa Elena operation in Sonora, Mexico. The program focused on infill drilling to upgrade a large existing Inferred Resource into Indicated Resources to support detailed mine design before construction.

“Today’s exploration results bring us another step closer to ensuring a longer mine life for Santa Elena,” stated Keith Neumeyer, President and CEO of First Majestic. “Not only has this program increased our confidence in the resource but we also encountered significant intercepts of high-grade gold which we expect will improve the overall grade of the resource. Next month we plan to announce an updated resource estimate for the Ermitaño project which will include these high-grade drill results.”

560000
580000
600000
620000
640000
3340000
3320000
3300000
EL GACHI
LOS HERNANDEZ
SANTA ELENA
EL ERMITAÑO
CUMOBABI
Santa Elena Silver/Gold Mine
Ermitaño Project
FM CLAIMS
EL GACHI
LOS HERNANDEZ
EL ERMITAÑO
SANTA ELENA
CUMOBABI
MINE
10 5 0 10
Kilometers
First Majestic Silver Corp.
Santa Elena Mine
Mining Claims
Coordinate System UTM WGS84 ZONE 12N

    Figure 1: Map of Santa Elena’s complex of land holdings

DRILLING HIGHLIGHTS
The 2019 exploration program totalled 33,767 metres in 103 drill holes primarily consisting of infill holes designed to increase the confidence and overall size of the resource. Highlights from the program include the following high-grade intercepts:

•	EW-19-67 - 10.8 metres grading 1,106 g/t AgEq (12.84 g/t Au and 46 g/t Ag)

•	EW-19-74 - 6.4 metres grading 1,164 g/t AgEq (9.46 g/t Au and 383 g/t Ag)

•	EW-19-85 - 2.4 metres grading 3,068 g/t AgEq (31.63 g/t Au and 459 g/t Ag)

•	EW-19-91 - 13.0 metres grading 1,003 g/t AgEq (11.61 g/t Au and 45 g/t Ag)

•	EW-19-103 - 7.7 metres grading 1,462 g/t AgEq (16.37 g/t Au and 111 g/t Ag)

•	EW-19-111 - 4.5 metres grading 1,562 g/t AgEq (17.98 g/t Au and 79 g/t Ag)

•	EW-19-113 - 9.1 metres grading 1,302 g/t AgEq (14.22 g/t Au and 130 g/t Ag)

As previously disclosed in the Company’s Annual Information Form (“AIF”) on March 31, 2019, the Ermitaño project contains an Indicated Resource of 704,000 tonnes grading 389 g/t AgEq (4.05 g/t Au and 65 g/t Ag) for 8.8 million AgEq ounces and an Inferred Resource of 4,637,000 tonnes grading 329 g/t AgEq (3.36 g/t Au and 59 g/t Ag) for 49.0 million AgEq ounces. Furthermore, the Company is expecting to release an updated AIF and resource estimate for the Ermitaño project at the end of the first quarter of 2020 which will include the 2019 drill results with final assay cut-off’s as of December 31, 2019.

W
E
583600E
584200E
584000E
Surface
800 Elv.
600 Elv.
400 Elv.
Fault
EW-19-103: 7.7m*
111 g/t Ag , 16.4 g/t Au
1,462 g/t AgEq
11,203 AgEq x TT
EW-19-67: 10.8m*
46 g/t Ag , 12.8 g/t Au
1,106 g/t AgEq
11,984 AgEq x TT
EW-19-91: 13.0m*
45 g/t Ag , 11.6 g/t Au
1,003 g/t AgEq
13,058 AgEq x TT
EW-19-113: 9.1m*
130 g/t Ag , 14.2 g/t Au
1,302 g/t AgEq
11,834 AgEq x TT
EW-19-111: 4.5m*
79 g/t Ag , 18.0 g/t Au
1,562 g/t AgEq
7,055 AgEq x TT
EW-16-04: 9.9m*
108 g/t Ag , 13.3 g/t Au
1,209 g/t AgEq
11,908 AgEq x TT
EW-19-85: 2.4m*
459 g/t Ag , 31.6 g/t Au
3,068 g/t AgEq
7,300 AgEq x TT
EW-18-36: 7.3m*
183 g/t Ag , 18.7 g/t Au
1,726 g/t AgEq
12,665 AgEq x TT
EW-16-06: 6.9m*
460 g/t Ag , 8.3 g/t Au
1,141 g/t AgEq
7,836 AgEq x TT
EW-19-74: 6.4m*
383 g/t Ag , 9.5 g/t Au
1,164 g/t AgEq
7,467 AgEq x TT
EW-18-47: 13.0m*
123 g/t Ag , 5.1 g/t Au
547 g/t AgEq
7,088 AgEq x TT
AgEq (g/t) X True Thickness (m) Contours
>6000
4500-6000
3000-4500
1500-3000
750-1500
0-750
Planned Underground Development
0m
100m
200m
2019 Drilling
Previous Drilling
* Lengths are True Thickness

Figure 2: Ermitaño Splay Grade x Thickness Long Section

SUMMARY OF COMPOSITES
At the end of 2019, 157 holes were completed totalling 55,719 metres on the property. The following table summarizes the most significant drill intercepts of the 2019 exploration program:

Hole ID	From	To	Length (m)	Estimated True Length (m)	Ag g/t	Au g/t	Ag Eq g/t
EW-19-53	216.7	225.6	8.9	8.2	73	4.19	419
EW-19-55	99.7	114.1	14.4	9.6	57	8.20	734
including	101.7	104.7	3.1	2.0	190	30.82	2,733
EW-19-57	456.8	457.7	0.9	0.6	287	8.91	1,022
EW-19-62	394.5	396.3	1.8	1.3	65	7.23	662
EW-19-66	83.9	89.2	5.2	4.2	18	6.03	515
including	87.6	89.2	1.6	1.3	53	20.23	1,722
EW-19-67	96.0	122.3	26.3	10.8	46	12.84	1,106
including	102.5	103.5	1.0	0.4	86	41.47	3,508
including	108.7	109.4	0.7	0.3	73	27.40	2,333
including	112.9	113.9	1.0	0.4	85	29.12	2,487
including	113.9	114.9	1.0	0.4	88	29.55	2,526
EW-19-72	173.2	179.8	6.6	4.1	38	5.99	532
including	174.9	175.7	0.8	0.5	68	18.41	1,587
EW-19-74	360.1	369.3	9.2	6.4	383	9.46	1,164
including	360.9	361.6	0.7	0.5	865	16.75	2,247
including	361.6	362.4	0.8	0.6	982	21.03	2,717
including	368.6	369.3	0.7	0.5	301	16.48	1,661
EW-19-75	304.3	305.3	1.1	0.9	100	10.17	939
EW-19-77	212.8	214.2	1.4	1.2	102	5.46	552
EW-19-78	236.2	244.1	7.9	5.1	200	2.76	428
EW-19-80	225.6	234.5	9.0	5.3	156	5.11	578
EW-19-85	232.2	236.1	3.9	2.4	459	31.63	3,068
including	232.2	233.2	1.0	0.6	1,224	88.40	8,517
including	233.2	233.7	0.5	0.3	584	33.51	3,349
EW-19-87	198.5	202.6	4.2	2.9	95	6.99	672
EW-19-91	113.8	138.0	24.3	13.0	45	11.61	1,003
including	117.4	126.4	8.9	4.8	79	27.54	2,350
EW-19-92	124.6	132.8	8.3	4.6	69	7.72	706
including	125.6	129.4	3.8	2.1	98	13.32	1,196
EW-19-93	168.2	173.1	4.9	3.7	84	4.50	456
EW-19-96	104.9	107.0	2.1	1.9	75	29.15	2,480
including	104.9	106.2	1.3	1.2	83	41.92	3,542
EW-19-98	148.0	156.8	8.8	5.9	111	9.43	889
including	150.3	150.9	0.5	0.4	245	35.81	3,199
EW-19-99	84.0	87.5	3.5	2.1	64	9.11	816
including	85.0	86.6	1.6	1.0	103	18.67	1,643
including	180.6	182.5	1.9	1.2	145	14.06	1,305

EW-19-102	226.1	235.1	9.0	5.0	115	4.50	487
EW-19-103	112.4	125.9	13.5	7.7	111	16.37	1,462
including	114.5	114.9	0.4	0.2	90	33.49	2,853
EW-19-109	133.0	145.4	12.4	9.5	45	5.18	472
including	134.6	135.5	0.9	0.7	53	11.57	1,008
including	136.3	137.5	1.2	0.9	57	12.77	1,111
including	142.4	143.0	0.5	0.4	81	11.17	1,003
EW-19-111	82.2	88.3	6.2	4.5	79	17.98	1,562
including	82.7	83.5	0.8	0.6	182	32.32	2,848
including	83.5	84.5	1.0	0.7	107	40.48	3,447
EW-19-113	104.4	121.5	17.1	9.1	130	14.22	1,302
including	109.9	110.4	0.5	0.3	1,030	150.72	13,465
including	113.0	118.9	5.9	3.1	187	23.17	2,099
EW-19-114	109.5	128.5	19.0	8.0	71	5.85	554
including	111.4	112.1	0.7	0.3	81	10.67	961
EW-19-115	254.6	265.7	11.2	7.4	103	7.45	717
including	254.6	255.6	1.0	0.7	294	25.75	2,418
including	260.5	262.3	1.8	1.2	104	17.28	1,529
EW-19-116	233.4	239.4	6.0	3.9	232	4.32	589
including	236.7	237.4	0.8	0.5	152	11.42	1,094
EW-19-117	257.8	262.7	5.0	3.2	337	4.99	749
EW-19-119A	226.8	233.8	7.0	5.4	70	10.81	962
including	227.2	228.0	0.8	0.7	180	47.66	4,111
including	229.1	230.1	1.0	0.8	65	14.09	1,227
EW-19-120	135.8	148.7	13.0	8.0	109	7.64	739
including	136.5	141.9	5.3	3.3	176	16.88	1,569
EW-19-123	212.0	221.3	9.4	4.6	144	6.60	689
including	213.4	216.0	2.5	1.2	198	13.24	1,290
including	220.5	221.3	0.9	0.4	205	16.20	1,541
EW-19-124	270.5	279.0	8.5	3.0	266	7.10	852
including	272.3	274.2	1.8	0.7	967	25.81	3,097
EW-19-127	273.3	284.3	11.0	7.2	209	7.93	863
including	282.9	283.7	0.8	0.5	597	25.36	2,689
EW-19-129	345.0	349.5	4.5	2.6	177	5.12	600
including	456.8	457.2	0.4	0.2	139	28.97	2,529
including	362.1	362.9	0.8	0.5	753	25.50	2,856
ESTW-19-04	392.8	409.3	16.5	9.7	53	5.32	492
including	397.5	398.5	1.0	0.6	63	12.65	1,106
ESTW-19-05	483.0	506.0	23.0	11.0	86	6.21	599
including	501.9	504.2	2.3	1.1	213	35.69	3,157
Silver equivalent (AgEq) is calculated using a gold to silver ratio of 1:82.5 and takes into consideration metal prices and metallurgical recoveries.

After detailed geological logging, all drill core samples were cut in half on site by diamond saw. One half of the core was submitted to SGS Laboratories in Hermosillo, Mexico for sample preparation and SGS Laboratories in Durango, Mexico for sample analysis. The remaining half core is retained on-site for verification and reference purposes.

PREPARING FOR DETAILED MINE DESIGN AND INITIAL PRODUCTION
In 2020, the Company is planning to drill approximately 15,000 metres in 50 drill holes. This drilling will focus on infill of the main resource area, including resource expansion in the eastern Ermitaño vein area, the Aitana vein, and several nearby newly identified targets.

In addition, the Company is currently working on several engineering studies, including geotechnical and geohydrological investigations, a detailed metallurgical testing and a series of trade-offs analysis to define the materials handling infrastructure. These studies will support a pre-feasibility study expected to be released in the fourth quarter of 2020.

Furthermore, the Company is expected to complete 3,800 metres of underground development in 2020. This development program, which began in late 2019, is designed to complete the main access ramp to reach the mineralized area and prepare five production levels (shown above in Figure 2) with all associated mining infrastructure. Production from Ermitaño is expected to displace the current feed from the old heap pads which is currently making up approximately 40% of the feed to the mill.

Mr. Ramon Mendoza Reyes, Vice President of Operations and Technical Services for First Majestic, is a "qualified person" as such term is defined under NI 43-101, and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.8 to 13.2 million silver ounces or 21.5 to 24.0 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.